UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

JANUARY 29, 2009

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Financial statement for 2008

29 January 2009

Novo Nordisk increased operating profit by 38% in 2008
Performance driven by sales of modern insulins and gross margin improvement.
Dividend to be increased by 33%.

•	Sales in local currencies increased by 12% in 2008 and by 9% in Danish kroner.
	o	Sales of modern insulins increased by 28% (24% in Danish kroner).
	o	Sales of NovoSeven® increased by 14% (9% in Danish kroner).
	o	Sales of Norditropin® increased by 12% (10% in Danish kroner).
	o	Sales in North America increased by 18% (10% in Danish kroner).
	o	Sales in International Operations increased by 21% (15% in Danish kroner).

•
Gross margin improved by 1.7 percentage points in local currencies and by 1.2 percentage points in Danish kroner to 77.8% in 2008, primarily reflecting continued productivity improvements and a negative currency impact of around 0.5 percentage points.

•
Reported operating profit increased by 38% to DKK 12,373 million, up from 8,942 DKK million in 2007. Adjusted for the impact of closure costs for pulmonary diabetes projects in 2007 and 2008 and the impact of currencies, underlying operating profit increased by more than 25%.

•	Net profit increased by 13% to DKK 9,645 million. Earnings per share (diluted) increased by 16% to DKK 15.54.

•
At the Annual General Meeting on 18 March 2009, the Board of Directors will propose a 33% increase in dividend to DKK 6.00 per share of DKK 1. The ongoing share repurchase programme has been increased by DKK 1 billion to DKK 18.5 billion and the remaining DKK 6 billion of the programme is expected to be repurchased before the end of 2009.

•
For 2009, operating profit measured in local currencies is expected to grow at the level of 10%. Due to a positive currency impact reported operating profit growth is expected to be around 9 percentage points higher.

•
Novo Nordisk reached in 2008 the four long-term financial targets established in 2006. The four ratios used are still considered appropriate measures to ensure value creation and several targets have consequently been increased.

Lars Rebien Sørensen, president and CEO, said: “We are satisfied with the solid business results achieved in 2008 driven by the continued penetration of our modern insulins in all key markets. Despite the general economic downturn we still expect double-digit growth in both sales and operating profit for 2009 and we are increasing our long-term financial targets.”

Company Announcement no 2 / 2009	Page 1 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Company Announcement no 2 / 2009	Page 2 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Consolidated financial statement 2008
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in this report are consistent with those used in the Annual Report 2007.

						%
						change
						2008 vs
Profit and loss	2008	2007	2006	2005	2004	2007
(Amounts below in DKK million)

Sales	45,553	41,831	38,743	33,760	29,031	9%
Gross profit	35,444	32,038	29,158	24,583	20,981	11%
Gross margin	77.8%	76.6%	75.3%	72.8%	72.3%

Sales and distribution costs	12,866	12,371	11,608	9,691	8,280	4%
Percent of sales	28.2%	29.6%	30.0%	28.7%	28.5%

Research and development costs	7,856	8,538	6,316	5,085	4,352	-8%
- hereof costs related to AERx® 1)	(325)	(1,325)	-	-	-
Percent of sales	17.2%	20.4%	16.3%	15.1%	15.0%
Percent of sales (excl AERx®) 1)	16.5%	17.2%	-	-	-

Administrative expenses	2,635	2,508	2,387	2,122	1,944	5%
Percent of sales	5.8%	6.0%	6.2%	6.3%	6.7%
Licence fees and other operating income	286	321	272	403	575	-11%

Operating profit	12,373	8,942	9,119	8,088	6,980	38%
Operating margin	27.2%	21.4%	23.5%	24.0%	24.0%

Operating profit (excl AERx®)1)	12,698	10,267	-	-	-	24%
Operating margin (excl AERx®) 1)	27.9%	24.5%	-	-	-

Net financials	322	2,029	45	146	477	-84%

Profit before income taxes	12,695	10,971	9,164	8,234	7,457	16%

Income taxes	3,050	2,449	2,712	2,370	2,444	25%
Income tax rate	24.0%	22.3%	29.6%	28.8%	32.8%

Net profit	9,645	8,522	6,452	5,864	5,013	13%
Net profit margin	21.2%	20.4%	16.7%	17.4%	17.3%

1) Costs related to discontinuation of all pulmonary diabetes projects.

Company Announcement no 2 / 2009	Page 3 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Consolidated financial statement 2008 – continued
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).
The accounting policies used in this report are consistent with those used in the Annual Report 2007.

Other key numbers						%
(Amounts below in DKK million except earnings per share, dividend per share and number of employees)						change 2008 vs
	2008	2007	2006	2005	2004	2007

Depreciation, amortisation, etc	2,442	3,007	2,142	1,930	1,892	-19%
Capital expenditure	1,754	2,268	2,787	3,665	2,999	-23%

Free cash flow	11,015	9,012	4,707	4,833	4,278	22%

Equity	32,979	32,182	30,122	27,634	26,504	2%
Total assets	50,603	47,731	44,692	41,960	37,433	6%
Equity ratio	65.2%	67.4%	67.4%	65.9%	70.8%

Diluted earnings per share (in DKK)	15.54	13.39	10.00	8.92	7.42	16%
Dividend per share (in DKK)1)	6.00	4.50	3.50	3.00	2.40	33%

Payout ratio 2)	37.8%	32.8%	34.4%	33.2%	31.8%
Payout ratio (adjusted) 3)	-	34.9%	-	-	-

Average number of full-time employees	26,069	24,344	22,590	21,146	19,520	7%

1) Proposed dividend for the financial year 2008.
2) Total dividends for the year as a percentage of net profit.
3) Total dividends for the year as a percentage of net profit adjusted for impact of Dako and AERx® discontinuation .

Long-term financial targets 2008

Performance against long-term financial targets	2008	2007		2006	2005	2004	Long-term target ratio
Operating profit growth	38.4%	(1.9%	)	12.7%	15.9%	8.7%	15%
Operating profit growth (excl AERx®) 1)	23.7%	12.6%		-	-	-

Operating margin	27.2%	21.4%		23.5%	24.0%	24.0%	25%
Operating margin (excl AERx®) 1)	27.9%	24.5%		-	-	-

Return on invested capital	37.4%	27.2%		25.8%	24.7%	21.5%	30%

Cash to earnings	114.2%	105.7%		73.0%	82.4%	85.3%
Cash to earnings (three years’ average)	97.6%	87.0%		80.2%	82.4%	59.0%	70%

1) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 2 / 2009	Page 4 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Sales development by segments
Sales increased by 12% measured in local currencies and by 9% in Danish kroner. Modern insulins continue to be the main contributor to growth and NovoSeven® and Norditropin® also continue to contribute to growth. The sales growth realised in 2008 was in line with the previously communicated guidance of sales growth of ‘11–13% measured in local currencies, whereas reported sales growth is expected to be around 3 percentage points lower’.

	Sales	Growth	Growth	Share of
	2008	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	17,317	24%	28%	77%
- Levemir®	3,850	49%	55%	28%
- NovoMix®	5,637	19%	23%	21%
- NovoRapid®	7,830	17%	22%	28%
Human insulins	11,804	-6%	-5%	-11%
Insulin-related sales	1,844	5%	8%	3%
Oral antidiabetic products	2,391	11%	16%	6%
Diabetes care – total	33,356	9%	13%	75%

The biopharmaceuticals segment
NovoSeven®	6,396	9%	14%	16%
Growth hormone therapy	3,865	10%	12%	8%
Other products	1,936	-2%	1%	1%
Biopharmaceuticals – total	12,197	7%	11%	25%

Total sales	45,553	9%	12%	100%

Sales development by regions
In 2008, sales growth was realised in all regions measured in local currencies. The main contributors to growth were North America and International Operations providing 48% and 29%, respectively, of the total sales growth. Europe contributed 21% and Japan & Oceania 2% of the sales growth in 2008 measured in local currencies.

Diabetes care
Sales of diabetes care products increased by 13% measured in local currencies and by 9% in Danish kroner to DKK 33,356 million compared to last year.

Modern insulins, human insulins and insulin-related products
Sales of modern insulins, human insulins and insulin-related products increased by 12% measured in local currencies and by 9% in Danish kroner to DKK 30,965 million. All regions contributed to growth, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 52% of the total insulin market and 44% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 28% in local currencies in 2008 and by 24% in Danish kroner to DKK 17,317 million. Sales of Levemir® increased by 55%, sales of NovoRapid® (NovoLog® in the US) increased by 22% and sales of NovoMix® (NovoLog® Mix 70/30 in the

Company Announcement no 2 / 2009	Page 5 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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US) increased by 23%, all measured in local currencies. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 77% of the overall growth in local currencies and now constitute 59% of Novo Nordisk’s sales of insulins.

North America
Sales in North America increased by 21% in local currencies in 2008 and by 14% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. In the fourth quarter of 2008, US sales were positively impacted by a rebate reversal related to a federal healthcare programme. Novo Nordisk maintains its leadership position in the US insulin market with 41% of the total insulin market and 32% of the modern insulin market, both measured by volume. Currently, more than 37% of Novo Nordisk’s modern insulin volume is being sold in FlexPen®.

Europe
Sales in Europe increased by 6% in local currencies and 5% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 55% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 18% in local currencies and by 14% in Danish kroner. The main contributor to growth in 2008 was sales of modern insulins, primarily in Turkey and China. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China.

Japan & Oceania
Sales in Japan & Oceania increased by 1% in local currencies and by 6% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid®, NovoRapid Mix® 30 and Levemir®. Novo Nordisk holds 72% of the total insulin market in Japan and 64% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 16% in local currencies and by 11% in Danish kroner to DKK 2,391 million compared to 2007. This primarily reflects increased sales in International Operations and North America, mainly due to an increased market share in China and a higher average sales price in the US market.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 11% measured in local currencies and by 7% measured in Danish kroner to DKK 12,197 million compared to last year.

NovoSeven®
Sales of NovoSeven® increased by 14% in local currencies and by 9% in Danish kroner to DKK 6,396 million compared to last year. Sales growth for NovoSeven® was primarily realised in North America and International Operations. The sales growth for NovoSeven® during 2008 primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global leader and was supported by the launch of room temperature-stable NovoSeven® in the US as well as key markets in Europe. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In the fourth quarter of 2008,

Company Announcement no 2 / 2009	Page 6 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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sales of NovoSeven® in the US were positively impacted by wholesaler stock building. Sales of NovoSeven® in International Operations in 2008 were positively impacted by the timing of tender sales compared to 2007.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 12% measured in local currencies and by 10% measured in Danish kroner to DKK 3,865 million. North America and Europe were the main contributors to growth measured in local currencies. Novo Nordisk is the second-largest company in the growth hormone market with 23% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 1% in local currencies and decreased by 2% in Danish kroner to DKK 1,936 million. This development primarily reflects generic competition in the US to Activella®, a continuous-combined HRT product, but also continued sales progress for Vagifem®, Novo Nordisk’s topical oestrogen product.

Costs, licence fees and other operating income
The cost of goods sold was DKK 10,109 million in 2008 representing a gross margin of 77.8% compared to 76.6% in 2007. This improvement reflects improved production efficiency and higher average selling prices in the US. The gross margin was negatively impacted by around 0.5 percentage points due to a negative currency development.

In 2008, total non-production-related costs amounted to DKK 23,357 million and were largely at the same level as in 2007. This development reflects lower costs related to research and development, primarily reflecting the non-recurring costs related to the discontinuation of AERx® in 2007 of DKK 1,325 million and non-recurring costs of DKK 325 million in 2008 related to the discontinuation of AERx® and other pulmonary diabetes projects. Sales and distribution costs increased at a lower level than sales, primarily explained by a return of a deposit related to an antidumping case in Brazil countered by higher costs related to the expanded sales force in the US.

In 2008, costs amounting to DKK 171 million in connection with general employee share programmes were expensed. In 2008, Novo Nordisk expensed costs in relation to share-based long-term incentive programmes for senior management and other senior employees (around 580 participants in total) amounting to DKK 160 million. The comparable expense for 2007 was DKK 121 million (around 525 participants in total).

Licence fees and other operating income were DKK 286 million in 2008 compared to DKK 321 million in 2007.

Operating profit in 2008 increased by 38% to DKK 12,373 million compared to 2007 and is above the previously communicated expectations of growth in operating profit of ‘32–35% as reported’. Adjusting for the impact from the return of a deposit related to an antidumping case in Brazil, operating profit was realised slightly above the previously communicated expectations of growth in operating profit.

Company Announcement no 2 / 2009	Page 7 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Net financials and tax
Net financials showed a net income of DKK 322 million in 2008 compared to a net income of DKK 2,029 million in 2007.

Included in net financials is the result from associated companies with an expense of DKK 124 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc of approximately DKK 192 million. In 2007, the result from associated companies was an income of DKK 1,233 million primarily related to the non-recurring tax-exempt income of approximately DKK 1.5 billion from Novo Nordisk’s divestment of the ownership of Dako’s business activities.

The foreign exchange result was an income of DKK 159 million compared to an income of DKK 910 million in 2007. This development reflects gains on foreign exchange hedging activities especially in US dollar partly offset by losses on commercial balances in non-hedged currencies. Foreign exchange hedging losses of DKK 864 million have been deferred for future income recognition, primarily in 2009.

The realised results for net financials in 2008 were slightly lower than the previously communicated expectation of a total net financial income of around ‘DKK 350 million’ despite a non-recurring interest income related to the return of a deposit related to an antidumping case in Brazil. The lower result for net financials is primarily explained by losses on commercial balances in non-hedged currencies.

The effective tax rate for 2008 was 24.0%, an increase from 22.3% in 2007, when the effective tax rate was positively impacted by the non-recurring tax-exempt income from the divestment of Novo Nordisk’s ownership of Dako’s business activities as well as from the non-recurring effect from the re-evaluation of the company’s deferred tax liabilities as a consequence of the reduction in the Danish corporation tax rate to 25%, introduced in 2007.

The realised effective tax rate for 2008 was in line with the previously communicated expectation of a tax rate of ‘around 24%’ for the full year of 2008.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2008 was realised at DKK 1.8 billion compared to DKK 2.3 billion for 2007. The main investment projects in 2008 were manufacturing expansion of FlexPen® assembly capacity as well as expansion of the purification and filling capacity for insulin products. The realised capital expenditure was slightly higher than the previously communicated expectation of ‘around DKK 1.5 billion’.

Free cash flow for 2008 was realised at DKK 11.0 billion compared to DKK 9.0 billion for 2007. Novo Nordisk’s financial resources at the end of 2008 were DKK 17.2 billion and higher than the level at the end of 2007. Included in the financial resources are unutilised committed credit facilities of approximately DKK 7.5 billion. The realised cash flow was significantly above the previously communicated expectation of ‘around DKK 9.5 billion’ and is primarily reflecting a stronger operating performance, working capital improvements and a return of a deposit related to the antidumping case in Brazil.

Company Announcement no 2 / 2009	Page 8 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Long-term financial targets
Focusing on growth, profitability, financial return and generation of cash, Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated in 2001 and in 2006. By 2008, and despite a challenging currency exchange rate environment since the last update of the targets, Novo Nordisk has now reached the performance level stipulated in the four long-term financial targets and has consequently revised the target levels. The revision is based on an assumption of a continuation of the current business environment and given the current scope of business activities and has been prepared assuming that currency exchange rates remain at the current level as outlined in appendix 7.

Ratio	Previous targets	Result 2008	New targets
Growth in operating profit	15%	38.4%	15%
Operating margin	25%	27.2%	30%
Return on invested capital (ROIC)	30%	37.4%	50%
Cash to earnings (three years’ average)	70%	97.6%	80%

The target level for operating profit growth remains at 15% on average. The target still allows for deviations in individual years if necessitated by business opportunities, market conditions or exchange rate movements.

The target level for operating margin is increased from 25% to 30%. The key enabling factors are expected to be further productivity improvements in the manufacturing and administrative areas while at the same time ensuring investments in both research and development as well as sales and marketing. It should be noted that the achievement of the operating margin target may be influenced by significant changes in market conditions including regulatory developments, changes in pricing environment, healthcare reforms as well as exchange rate movements.

The target level for return on invested capital (ROIC) measured post tax is increased from 30% to 50%. The raised target reflects the expectation of continued lower growth in invested capital relative to operating profit as well as a stable effective tax rate.

The target level for the cash-to-earnings ratio is increased from 70% to 80%, reflecting improved cash conversion ability. As previously, this target will be pursued looking at the average over a three-year period. Performance on this ratio may be impacted in individual years by significant acquisitions, investments or licensing activities.

Company Announcement no 2 / 2009	Page 9 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Outlook 2009
The current expectations for 2009 are summarised in the table below:

Expectations are as reported, if not	Current expectations
otherwise stated	29 January 2009

Sales growth
- in local currencies	At the level of 10%
- as reported	Around 5 percentage points higher

Operating profit growth
- in local currencies	At the level of 10%
- as reported	Around 9 percentage points higher

Net financial expense	Around DKK 1.6 billion

Effective tax rate	Around 24%

Capital expenditure	Around DKK 3 billion

Depreciation, amortisation and impairment losses	Around DKK 2.6billion

Free cash flow	At least DKK 9 billion

Novo Nordisk expects sales growth in 2009 at the level of 10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of continued intense competition during 2009. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 5 percentage points higher than the growth rate measured in local currencies.

For 2009, operating profit growth measured in local currencies is expected to be at the level of 10%. The forecast reflects a continued improvement of the gross margin and increased spending for sales and distribution relative to sales due to an expected high level of sales and marketing activities primarily related to the expected approval and launch of liraglutide and continued global market penetration for the portfolio of modern insulins. Given the current level of currency exchange rates versus Danish kroner, the reported operating profit growth is expected to be around 9 percentage points higher than the growth rate measured in local currencies.

For 2009, Novo Nordisk expects a net financial expense of around DKK 1.6 billion, reflecting significant foreign exchange hedging losses, primarily related to the US dollar and the Japanese yen as well as expected losses related to non-hedged currencies.

The effective tax rate for 2009 is expected to be around 24%.

Capital expenditure is expected to be around DKK 3 billion in 2009. Expectations for depreciations, amortisation and impairment losses are around DKK 2.6 billion, and free cash flow is expected to be at least DKK 9 billion.

All of the above expectations are based on the assumption that the global economic downturn will not significantly deteriorate the business environment for Novo Nordisk during 2009. In addition, all of the above expectations are provided that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone for the rest of 2009 (see appendix 7). Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen, British pounds, Chinese yuan and Canadian dollars and, all other things being

Company Announcement no 2 / 2009	Page 10 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Invoicing currency	Annual impact on Novo Nordisk’s	Hedging period
	operating profit of a 5%	(months)
	movement in currency
USD	DKK 530 million	15
JPY	DKK 150 million	14
GBP	DKK 80 million	13
CNY	DKK 80 million	15*
CAD	DKK 40 million	5

*USD used as proxy for hedging of Novo Nordisk’s CNY exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care
Novo Nordisk has obtained headline data from a one-year extension of the LEAD™ 3 study. The LEAD™ 3 study evaluated the efficacy and safety of two different daily doses of liraglutide compared to the sulfonylurea glimepiride in the treatment of type 2 diabetes for one year. The results from the initial year of the study were published in The Lancet in September 2008. A total of 321 patients out of the 440 patients completing the LEAD™ 3 study entered into an open-label extension in which they were to continue their treatment for four more years. The one-year extension data showed that two years of liraglutide monotherapy treatment led to significant and sustained improvements in glycaemic control and weight loss compared to once-daily glimepiride monotherapy. At the 1.8 mg dose, liraglutide lowered HbA1c by 1.1 percentage points versus 0.6 percentage points for glimepiride, a difference which was statistically significant and in line with the results from the initial 52 weeks of the study. From an HbA1c baseline of between 8 and 8.5%, around 60% of the patients treated with the 1.8 mg dose of liraglutide achieved the ADA target of HbA1c level below 7% following two years of treatment. With regard to weight reduction, the two-year data showed a difference between patients treated with liraglutide and glimepiride, respectively, of more than 3 kg after 24 months in favour of liraglutide. The safety profile of liraglutide was confirmed in the study.

As announced in November 2008, the US Food and Drug Administration (FDA) informed Novo Nordisk that the planned Advisory Committee meeting for liraglutide on 2 March 2009 was rescheduled to 2 April 2009. FDA advisory committees are panels of independent experts who advise the FDA as they consider regulatory decisions. The advisory committee meetings are open to the public and are common for major pharmaceutical drugs under review. Novo Nordisk submitted the New Drug Application (NDA) to the FDA on 23 May 2008, meaning that an action letter from the agency to the NDA could be expected on 23 March 2009 following a standard 10-month review period. In September 2008, the agency indicated that it would most likely have to extend the date of completing its assessment by a couple of months. The FDA has informed Novo Nordisk that this is still the timeline it is targeting.

In Europe, the regulatory process for liraglutide is progressing as planned. Novo Nordisk has submitted answers to questions from The European Medicines Agency (EMEA) and is heading towards a regulatory decision from the European Commission by mid-2009.

Company Announcement no 2 / 2009	Page 11 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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In October, Novo Nordisk initiated the first of the three trials constituting the phase 3 programme for liraglutide in obesity and all patients have now been recruited. The trial investigates the ability liraglutide to support patients in maintaining weight loss achieved by a a low calorie diet. One-year data from all three studies in the phase 3 programme for obesity is now expected to be available before the end of 2011.

In January 2009, PrandiMet® was launched on the US market. PrandiMet® is a fixed-dose combination of the fast-acting insulin secretagogue repaglinide and metformin for the treatment of type 2 diabetes. PrandiMet® has been approved as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes who are already treated with a meglitinide (such as Prandin®) and metformin or who have inadequate glycaemic control on a meglitinide alone or metformin alone.

Biopharmaceuticals
In November 2008, the FDA approved Norditropin® for the treatment of children with short stature born small for gestational age (SGA) with no catch-up growth by the age 2–4 years. The approval is part of Novo Nordisk’s strategy to pursue label expansions for Novo Nordisk’s growth hormone product.

In the fourth quarter of 2008, Novo Nordisk filed for marketing authorisation in Europe of Vagifem® low dose, a topical oestrogen product for the treatment of postmenopausal symptoms.

Novo Nordisk has recently strengthened its efforts within the area of inflammation with the establishment of a research site in Seattle, US. In addition, and as announced in December 2008, Novo Nordisk has entered into a collaboration agreement with VLST Corporation, a Seattle-based biotechnology company, to develop therapeutic targets utilising VLST’s technology platform in the fields of autoimmune and inflammatory disorders. Under this agreement, Novo Nordisk and VLST will jointly undertake a research programme to identify collaboration targets and develop product candidates.

Equity
Total equity was DKK 32,979 million at the end of 2008, equal to 65.2% of total assets, compared to 67.4% at the end of 2007. Please refer to appendix 6 for further elaboration of changes in equity during 2008. During the fourth quarter of 2008, a total of 1,454,365 B shares were disposed of to employees under the general employee share programme and to employees who exercised stock options granted by Novo Nordisk.

Proposed dividend and share repurchase programme
At the Annual General Meeting on 18 March 2009, the Board of Directors will propose a 33% increase in dividend to DKK 6.00 per share of DKK 1, corresponding to a pay-out ratio of 37.8%, compared to 34.9% for the financial year 2007, when adjusted for the impact from the divestment of Dako’s business activities and the AERx® discontinuation in 2007. No dividend will be paid on the company’s holding of treasury B shares.

During 2008, Novo Nordisk repurchased 15,579,207 B shares at an average price of DKK 303 per share, equal to a cash value of DKK 4.7 billion. The Board of Directors has approved an increase of DKK 1.0 billion in the ongoing DKK 17.5 billion share repurchase programme, bringing the total share repurchase programme to DKK 18.5 billion. Novo Nordisk still expects

Company Announcement no 2 / 2009	Page 12 of 26
Financial statement for 2008

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to finalise the share repurchase programme before the end of 2009. As a consequence Novo Nordisk expects to repurchase shares equal to a cash value of DKK 6 billion in 2009. In 2006 and 2007, Novo Nordisk repurchased B shares equal to a cash value of DKK 7.8 billion in total.

Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose Novo Nordisk has appointed J. P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, J. P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.0 billion during the trading period starting today and ending on 5 August 2009. A maximum of 159,541 shares can be bought during one single trading day, equal to 15% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of December 2008, and a maximum of 20,580,773 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Employee shares
As communicated in connection with the release of financial results for the first nine months of 2008, a general employee share program was implemented in November 2008. In Denmark, approximately 12,000 employees have purchased 1.2 million shares at a price of DKK 150 per share. Outside Denmark the program is structured as restricted stock awards with the same level of initial benefit per employee as in Denmark. Approximately 14,000 employees outside Denmark have been granted the equivalent of 694,500 shares.

Holding of treasury shares and reduction of share capital
As per 28 January 2009, Novo Nordisk A/S and its wholly-owned affiliates owned 25,721,095 of its own B shares, corresponding to 4.06% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors at the Annual General Meeting in 2009 will also propose a reduction in the B share capital from DKK 526,512,800 to DKK 512,512,800 by cancelling 14,000,000 B shares of DKK 1 from the Company’s own holdings of B shares at a nominal value of DKK 14,000,000, equal to 2.2% of the total share capital. After implementation of the share capital reduction, the Company’s share capital will amount to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800.

Corporate governance

Remuneration policy for executives
Novo Nordisk’s existing remuneration policy, as approved at the Annual General Meeting in 2008, aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. Remuneration levels are designed to be competitive and to align the interest of the executives with those of the shareholders.

Long-term share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (currently five) and the other members of the Senior Management Board (currently 24) have participated in a

Company Announcement no 2 / 2009	Page 13 of 26
Financial statement for 2008

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performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and the other members of the Senior Management Board the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The shares in the joint pool are locked up for a three-year period before they potentially may be transferred to the participants.

For 2005, 232,026 shares were allocated to the joint pool and the market value of the scheme, corresponding to DKK 35.5 million, was expensed in 2005. The number of shares in the 2005 joint pool has not been reduced as the financial performance in the subsequent years (2006–2008) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 23 current and former members of senior management immediately after the announcement of the full-year 2008 financial results on 29 January 2009.

For 2008 and based on an assessment of the economic value generated in 2008, as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 28 January 2009 approved the establishment of a joint pool for the financial year of 2008 by allocating a total of 171,492 Novo Nordisk B shares, corresponding to a cash value of DKK 55 million. This allocation amounts to eight months of fixed base salary and pension on average per participant. This amount was expensed in 2008.

As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2008, it is planned to continue in 2009 with an unchanged structure.

Long-term share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below top-level management also participate in a share-based programme with similar performance criteria as the programme for the members of Executive Management and the other members of the Senior Management Board. The share-based incentive programme for key employees will, as is the case for the programme for Executive Management and the other members of the Senior Management Board, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months’ fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

Based on an assessment of the economic value generated in 2008 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 28 January 2009 approved the establishment of a pool for 2008 by allocating a total of 570,390 Novo Nordisk B shares, corresponding to a cash value of DKK 181 million. This allocation amounts to four months of fixed base salary on average per participant. The number of participants for 2008 is approximately 550. The cash value of the allocation will be amortised over four years.

Compliance with Sarbanes–Oxley requirements
In 2008, Novo Nordisk was, as was the case in 2007, compliant with the US Sarbanes–Oxley Act section 404 that requires detailed documentation of how financial reporting processes,

Company Announcement no 2 / 2009	Page 14 of 26
Financial statement for 2008

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systems and controls are designed and operating. Management’s conclusion and the external auditor’s certification of the 2008 compliance are included in the Form 20-F, which Novo Nordisk as a listed company on the New York Stock Exchange is required to file with the US Securities and Exchange Commission (SEC). The Form 20-F for 2008 is expected to be filed in mid-February 2009.

Sustainability issues update

‘Unite to Change Diabetes’ Leadership Forum in Moscow
The international Forum ‘Unite to Change Diabetes’ in Moscow, hosted by the Russian Diabetes Federation and in partnership with Novo Nordisk, brought together over 300 participants, including medical professionals, policymakers, patient groups and media from all regions of the Russian Federation and CIS countries. Its aim was to examine the current condition of diabetes in Russia and how well the healthcare system is meeting the growing challenge of diabetes. Key points for discussion were primary prevention of type 2 diabetes, improving the effectiveness of diagnosis and effective treatment to minimise or delay the onset of complications.

In the spring of 2009, Novo Nordisk will publish a briefing book, presenting the situation of diabetes care in Russia today, achievements and challenges, along with conclusions and recommendations generated by the Forum. Former Secretary-General of the United Nations Kofi Annan addressed the Forum, which was the second in a series of international diabetes leadership forums, initiated by Novo Nordisk.

Free insulin and access to diabetes care for children in the world’s poorest countries
In December, Novo Nordisk announced a five-year plan to provide diabetes care, including free insulin, to 10,000 children in some of the world’s poorest countries. The programme, ‘Changing the Future for Children with Diabetes’, begins in 2009 with an initial roll-out in Uganda, Tanzania, Guinea-Conakry and the Democratic Republic of Congo. It is estimated that some 38,000 African children aged 0–14 have type 1 diabetes.

A series of satellite centres will be set up around existing hospitals and clinics to offer free insulin and treatment as well as diagnosis, registration, patient education and healthcare training. The programme builds on an approach begun in 2006, which referred children with type 1 diabetes to a Novo Nordisk-funded diabetes clinic in Dar es Salaam, Tanzania. At the clinic, mortality among children has decreased dramatically. A diabetes nurse is assigned to work with children and their families, which has also reduced emergency admissions to the clinic. The programme builds on partnerships with the World Diabetes Foundation and local partners such as national diabetes associations and Ministries of Health.

Legal issues update

US hormone therapy litigation
As of 28 January 2009, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed

Company Announcement no 2 / 2009	Page 15 of 26
Financial statement for 2008

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exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 51 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not currently have any court trials scheduled for 2009. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Additional information on contingent liabilities is available in the financial notes in the Annual Report 2008, which is expected to be available on Novo Nordisk’s website on 2 February 2009.

Financial calendar

2 February 2009	PDF version of the Annual Report 2008 available on novonordisk.com
16 February 2009	Printed version of the Annual Report 2008
18 March 2009	Annual General Meeting
18 March 2009	Shareholders’ Meeting (Information meeting in Danish)
30 April 2009	Financial statement for the first quarter of 2009
6 August 2009	Financial statement for the first six months of 2009
29 October 2009	Financial statement for the first nine months of 2009
2 February 2010	Financial statement for 2009

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Company Announcement no 2 / 2009	Page 16 of 26
Financial statement for 2008

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Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2008 and Form 20-F, both expected to be filed with the SEC in February 2009, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to

•
statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,

•	statements containing projections or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial ratios,

•	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2009’, ‘Long-term financial targets’ ‘Research and development update’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Company Announcement no 2 / 2009	Page 17 of 26
Financial statement for 2008

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Please also refer to the overview of risk factors in ‘Managing Risks’ on pp 24–25 of the Annual Report 2008 available on the company’s website (novonordisk.com), as of 2 February 2009.

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Management statement
The Board of Directors and Executive Management have reviewed and approved the report and accounts of Novo Nordisk A/S for 2008.

The consolidated financial statements for 2008, which have also been approved by the Board of Directors and Executive Management, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with International Financial Reporting Standards as adopted by the EU and the additional Danish disclosure requirements applying to listed companies’ financial statements.

The enclosed report and accounts have been prepared in accordance with the accounting policies as applied in the consolidated financial statements for 2008 and Danish disclosure requirements applying to listed companies’ reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the report and accounts is adequate. Furthermore, in our opinion the management review includes a fair review of the development and performance of the business and the financial position of the group, together with a description of the material risks and uncertainties the group faces.

Bagsværd 29 January 2009

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Pamela Kirby	Anne Marie Kverneland	Kurt Anker Nielsen

Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 2 / 2009	Page 18 of 26
Financial statement for 2008

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Contacts for further information

Media:	Investors:

Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Hans Rommer
Tel: (+45) 4442 4765
E-mail: hrmm@novonordisk.com

In North America:
Sean Clements	Kasper Roseeuw Poulsen
Tel: (+1) 609 514 8316	Tel: (+45) 4442 4471
E-mail: secl@novonordisk.com	E-mail: krop@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 2 / 2009	Page 19 of 26
Financial statement for 2008

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Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

									% change
	2008				2007				Q4 2008 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2007

Sales	12.583	11.246	11.110	10.614	10.946	10.504	10.563	9.818	15%

Gross profit	10.047	8.640	8.556	8.201	8.345	7.990	8.205	7.498	20%
Gross margin	79,8%	76,8%	77,0%	77,3%	76,2%	76,1%	77,7%	76,4%

Sales and distribution costs	3.558	3.155	3.178	2.975	3.220	2.993	3.110	3.048	10%
Percent of sales	28,3%	28,1%	28,6%	28,0%	29,4%	28,5%	29,4%	31,0%
Research and development costs	2.439	1.579	1.980	1.858	3.413	1.724	1.754	1.647	-29%
- Hereof costs related to AERx®*	-	50	(155)	(220)	(1.325)	-	-	-
Percent of sales	19,4%	14,0%	17,8%	17,5%	31,2%	16,4%	16,6%	16,8%
Percent of sales (excl AERx® )**	19,4%	14,5%	16,4%	15,4%	19,1%	16,4%	16,6%	16,8%
Administrative expenses	749	633	626	627	677	623	594	614	11%
Percent of sales	6,0%	5,6%	5,6%	5,9%	6,2%	5,9%	5,6%	6,3%
Licence fees and other operating income (net)	73	51	74	88	92	31	60	138	-21%

Operating profit	3.374	3.324	2.846	2.829	1.127	2.681	2.807	2.327	199%
Operating margin	26,8%	29,6%	25,6%	26,7%	10,3%	25,5%	26,6%	23,7%

Operating profit (excl AERx®)**	3.374	3.274	3.001	3.049	2.452	2.681	2.807	2.327	38%
Operating margin (excl AERx)®**	26,8%	29,1%	27,0%	28,7%	22,4%	25,5%	26,6%	23,7%

Share of profit/(loss) in associated companies	4	(58)	(3)	(67)	0	(57)	1.350	(60)	-
Financial income	(82)	306	429	474	375	322	297	309	-122%
Financial expenses	226	66	21	368	155	90	60	202	46%

Profit before income taxes	3.070	3.506	3.251	2.868	1.347	2.856	4.394	2.374	128%

Net profit	2.330	2.664	2.471	2.180	977	2.184	3.652	1.709	138%
Depreciation, amortisation and impairment losses	752	560	567	563	1.396	586	516	509	-46%
Depreciation, amortisation, etc (excl AERx®)**	699	560	567	563	526	586	516	509	33%
Capital expenditure	764	448	328	214	719	597	508	444	6%
Cash flow from operating activities	3.204	3.673	2.916	3.070	2.498	3.500	1.438	2.551	28%
Free cash flow	2.421	3.210	2.589	2.795	3.198	2.888	826	2.100	-24%

Equity	32.979	32.173	33.046	31.251	32.182	33.161	33.475	29.676	2%
Total assets	50.603	48.990	48.478	47.534	47.731	48.423	48.300	44.742	6%
Equity ratio	65,2%	65,7%	68,2%	65,7%	67,4%	68,5%	69,3%	66,3%

Full-time employees at the end of the period	26.575	26.360	26.060	25.765	25.516	25.206	24.729	24.045	4%

Basic earnings per share (in DKK)	3,82	4,34	3,99	3,51	1,56	3,46	5,75	2,69	145%
Diluted earnings per share (in DKK)	3,80	4,30	3,96	3,48	1,55	3,43	5,71	2,68	145%
Average number of shares outstanding (million)	609,3	614,2	618,6	620,9	624,4	632,0	635,8	635,0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	614,4	618,6	623,5	626,3	629,6	636,4	640,2	639,4	-2%

Sales by business segments:
Modern insulins (insulin analogues)	5.028	4.365	4.103	3.821	3.911	3.568	3.464	3.065	29%
Human insulins	3.093	2.806	2.966	2.939	3.116	3.098	3.222	3.136	-1%
Insulin-related sales	477	464	460	443	448	445	437	419	6%
Oral antidiabetic products (OAD)	602	671	478	640	512	585	529	523	18%
Diabetes care total	9.200	8.306	8.007	7.843	7.987	7.696	7.652	7.143	15%

NovoSeven®	1.774	1.534	1.648	1.440	1.519	1.427	1.508	1.411	17%
Growth hormone therapy	1.060	941	986	878	925	878	924	784	15%
Hormone replacement therapy	442	394	391	385	437	414	411	406	1%
Other products	107	71	78	68	78	89	68	74	37%
Biopharmaceuticals total	3.383	2.940	3.103	2.771	2.959	2.808	2.911	2.675	14%

Sales by geographic segments:
Europe	4.453	4.305	4.400	4.061	4.348	4.036	4.035	3.931	2%
North America	4.478	3.759	3.467	3.450	3.608	3.500	3.424	3.214	24%
International Operations	2.186	2.074	2.069	2.096	1.776	1.870	1.953	1.696	23%
Japan & Oceania	1.466	1.108	1.174	1.007	1.214	1.098	1.151	977	21%

Segment operating profit:
Diabetes care	2.424	1.963	1.510	1.672	(75)	1.487	1.600	1.247	-
Diabetes care (excl AERx®)**	2.424	1.913	1.665	1.892	1.250	1.487	1.600	1.247	94%
Biopharmaceuticals	950	1.361	1.336	1.157	1.202	1.194	1.207	1.080	-21%

*) Including costs related to the discontinuation of all pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 2 / 2009	Page 20 of 26
Financial statement for 2008

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Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

									% change
	2008				2007				Q4 2008 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2007

Sales	1.688	1.508	1.489	1.424	1.468	1.411	1.418	1.317	15%
Gross profit	1.348	1.159	1.147	1.100	1.119	1.074	1.101	1.006	20%
Gross margin	79,8%	76,8%	77,0%	77,3%	76,2%	76,1%	77,7%	76,4%
Sales and distribution costs	478	423	426	399	432	402	417	409	10%
Percent of sales	28,3%	28,1%	28,6%	28,0%	29,4%	28,5%	29,4%	31,0%
Research and development costs	327	211	266	249	458	232	235	221	-29%
- Hereof costs related to AERx®*	-	7	(20)	(30)	(178)	-	-	-
Percent of sales	19,4%	14,0%	17,8%	17,5%	31,2%	16,4%	16,6%	16,8%
Percent of sales (excl AERx® )**	19,4%	14,4%	16,4%	15,4%	19,1%	16,4%	16,6%	16,8%
Administrative expenses	100	85	84	84	91	84	80	82	11%
Percent of sales	6,0%	5,6%	5,6%	5,9%	6,2%	5,9%	5,6%	6,3%
Licence fees and other operating income (net)	10	7	10	12	12	4	8	19	-21%
Operating profit	453	446	381	380	151	360	377	312	199%
Operating margin	26,8%	29,6%	25,6%	26,7%	10,3%	25,5%	26,6%	23,7%
Operating profit (excl AERx®)**	453	439	401	410	329	360	377	312	38%
Operating margin (excl AERx®)**	26,8%	29,1%	27,0%	28,7%	22,4%	25,5%	26,6%	23,7%
Share of profit/(loss) in associated companies	2	(8)	0	(9)	0	(7)	181	(8)	-
Financial income	8	41	57	64	49	44	40	41	-122%
Financial expenses	50	9	3	49	21	12	8	27	46%
Profit before income taxes	412	470	436	385	180	384	589	319	128%
Net profit	313	357	332	292	131	294	490	229	138%
Depreciation, amortisation and impairment losses	101	75	76	76	188	78	70	68	-46%
Depreciation, amortisation, etc (excl AERx®)**	102	75	76	76	71	78	70	68	33%
Capital expenditure	102	60	44	29	96	80	68	60	6%
Cash flow from operating activities	429	492	391	412	335	470	193	342	28%
Free cash flow	325	430	347	375	430	387	111	282	-24%
Equity	4.426	4.312	4.431	4.191	4.316	4.449	4.498	3.983	2%
Total assets	6.792	6.566	6.500	6.375	6.401	6.496	6.490	6.005	6%
Equity ratio	65,2%	65,7%	68,2%	65,7%	67,4%	68,5%	69,3%	66,3%
Full-time employees at the end of the period	26.575	26.360	26.060	25.765	25.516	25.206	24.729	24.045	4%
Basic earnings per share (in EUR)	0,51	0,58	0,54	0,47	0,21	0,47	0,77	0,36	145%
Diluted earnings per share (in EUR)	0,51	0,57	0,53	0,47	0,21	0,47	0,76	0,36	145%
Average number of shares outstanding (million)	609,3	614,2	618,6	620,9	624,4	632,0	635,8	635,0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	614,4	618,6	623,5	626,3	629,6	636,4	640,2	639,4	-2%
Sales by business segments:
Modern insulins (insulin analogues)	675	585	550	513	525	479	465	411	29%
Human insulins	415	376	398	394	418	416	432	421	-1%
Insulin-related sales	64	62	62	59	60	60	59	56	6%
Oral antidiabetic products (OAD)	81	90	64	86	68	79	71	70	18%
Diabetes care total	1.235	1.113	1.074	1.052	1.071	1.034	1.027	958	15%
NovoSeven®	238	206	221	193	204	191	203	189	17%
Growth hormone therapy	142	126	132	118	124	118	124	105	15%
Hormone replacement therapy	59	53	52	52	59	55	56	54	1%
Other products	14	9	11	9	10	12	9	10	37%
Biopharmaceuticals total	453	394	416	372	397	376	392	358	14%
Sales by geographic segments:
Europe	597	577	590	545	583	542	542	527	2%
North America	601	504	465	463	484	470	460	431	24%
International Operations	293	278	278	281	238	251	262	228	23%
Japan & Oceania	197	149	157	135	163	147	155	131	21%
Segment operating profit:
Diabetes care	325	263	203	224	(10)	200	215	167	-
Diabetes care (excl AERx®)**	325	256	223	254	168	200	215	167	94%
Biopharmaceuticals	127	183	179	155	162	160	162	145	-21%
*) Including costs related to the discontinuation of all pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 2 / 2009	Page 21 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 3: Income statement

	12M	12M
DKK million	2008	2007

Sales	45,553	41,831
Cost of goods sold	10,109	9,793

Gross profit	35,444	32,038

Sales and distribution costs	12,866	12,371
Research and development costs	7,856	8,538
- Hereof costs related to AERx®	(325)	(1,325)
Administrative expenses	2,635	2,508
Licence fees and other operating income (net)	286	321

Operating profit	12,373	8,942
Operating profit (excl AERx®)*	12,698	10,267

Share of profit/(loss) in associated companies	(124)	1,233
Financial income	1,127	1,303
Financial expenses	681	507

Profit before income taxes	12,695	10,971

Income taxes	3,050	2,449

NET PROFIT	9,645	8,522

Basic earnings per share (DKK)	15.66	13.49
Diluted earnings per share (DKK)	15.54	13.39

Segment sales:
Diabetes care	33,356	30,478
Biopharmaceuticals	12,197	11,353

Segment operating profit:
Diabetes care	7,569	4,259
Operating margin	22.7%	14.0%

Diabetes care (excl AERx®)*	7,894	5,584
Operating margin (excl AERx®)*	23.7%	18.3%

Biopharmaceuticals	4,804	4,683
Operating margin	39.4%	41.2%

*) Excluding costs related to discontinuation of all pulmonary diabetes projects

Company Announcement no 2 / 2009	Page 22 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 4: Balance sheet

DKK million	31 Dec 2008	31 Dec 2007

ASSETS

Intangible assets	788	671
Property, plant and equipment	18,639	19,605
Investments in associated companies	222	500
Deferred income tax assets	1,696	2,522
Other financial assets	194	131
TOTAL LONG-TERM ASSETS	21,539	23,429

Inventories	9,611	9,020
Trade receivables	6,581	6,092
Tax receivables	1,010	319
Other receivables	1,704	1,493
Marketable securities and financial derivatives	1,377	2,555
Cash at bank and in hand	8,781	4,823
TOTAL CURRENT ASSETS	29,064	24,302

TOTAL ASSETS	50,603	47,731

EQUITY AND LIABILITIES

Share capital	634	647
Treasury shares	(26)	(26)
Retained earnings	33,433	30,661
Other comprehensive income	(1,062)	900
TOTAL EQUITY	32,979	32,182

Long-term debt	980	961
Deferred income tax liabilities	2,404	2,346
Provision for pensions	419	362
Other provisions	863	1,239

Total long-term liabilities	4,666	4,908

Short-term debt and financial derivatives	1,334	405
Trade payables	2,281	1,947
Tax payables	567	929
Other liabilities	5,853	4,959
Other provisions	2,923	2,401

Total current liabilities	12,958	10,641

TOTAL LIABILITIES	17,624	15,549

TOTAL EQUITY AND LIABILITIES	50,603	47,731

Company Announcement no 2 / 2009	Page 23 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 5: Cash flow statement

DKK million	2008	2007

Net profit	9,645	8,522

Adjustment for non-cash items:
Income taxes	3,050	2,449
Depreciation, amortisation and impairment losses	2,442	3,007
Interest income and interest expenses	(385)	(16)
Other adjustment for non-cash items	1,436	(309)
Income taxes paid	(3,172)	(2,607)
Interest received and interest paid (net)	409	(29)

Cash flow before change in working capital	13,425	11,017

Change in working capital:
(Increase)/decrease in trade receivables and other receivables	(1,110)	(702)
(Increase)/decrease in inventories	(651)	(617)
Increase/(decrease) in trade payables and other liabilities	1,199	289

Cash flow from operating activities	12,863	9,987

Investments:
Acquisition of subsidiaries and business units	-	(59)
Purchase of intangible assets and long-term financial assets	(264)	(118)
Sale of property, plant and equipment	18	40
Purchase of property, plant and equipment	(1,772)	(2,308)
Net change in marketable securities (maturity exceeding three months)	466	(541)
Dividend received	170	1,470

Net cash used in investing activities	(1,382)	(1,516)

Financing:
Repayment of long-term debt	(153)	(18)
Purchase of treasury shares	(4,717)	(4,835)
Sale of treasury shares	295	241
Dividends paid	(2,795)	(2,221)

Cash flow from financing activities	(7,370)	(6,833)

NET CASH FLOW	4,111	1,638

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(2)	(6)

Net change in cash and cash equivalents	4,109	1,632

Cash and cash equivalents at the beginning of the year	4,617	2,985

Cash and cash equivalents at the end of the year	8,726	4,617

Bonds with original term to maturity exceeding three months	997	1,486
Undrawn committed credit facilities	7,451	7,457
FINANCIAL RESOURCES AT THE END OF THE YEAR	17,174	13,560

Cash flow from operating activities	12,863	9,987
+ Net cash used in investing activities	(1,382)	(1,516)
- Net change in marketable securities (maturity exceeding three months)	466	(541)
FREE CASH FLOW	11,015	9,012

Company Announcement no 2 / 2009	Page 24 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 6: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Other adjustments	Total

2008

Balance at the beginning of the year	647	(26)	30.661	209	678	13	32.182

Net profit for the year			9.645				9.645
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the year					(615)		(615)

Fair value adjustments on financial instruments					(940)		(940)
Exchange rate adjustment of investments in subsidiaries				(473)			(473)
Fair value adjustments on financial assets available for sale						(9)	(9)
Novo Nordisk share of equity recognised by associated companies						39	39
Other adjustments						(45)	(45)
Tax adjustments				8	18	55	81

Net income recognised directly in equity for the year	-	-	-	(465)	(1.537)	40	(1.962)
Total recognised income and expenses for the year	-	-	9.645	(465)	(1.537)	40	7.683

Share-based payment			331				331
Purchase of treasury shares		(16)	(4.701)				(4.717)
Sale of treasury shares		3	292				295
Reduction of the B share capital	(13)	13					-
Dividends			(2.795)				(2.795)

Balance at the end of the year	634	(26)	33.433	(256)	(859)	53	32.979

At the end of the year proposed dividends (not yeat declared) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings.

No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Other adjustments	Total

2007

Balance at the beginning of the year	674	(39)	28.810	156	419	102	30.122

Net profit for the year			8.522				8.522
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the year					(363)		(363)

Fair value adjustments on financial instruments					634		634
Exchange rate adjustment of investments in subsidiaries				53			53
Fair value adjustments on financial assets available for sale						12	12
Novo Nordisk share of equity recognised by associated companies						(41)	(41)
Other adjustments						21	21
Tax adjustments				0	(12)	(81)	(93)

Net income recognised directly in equity for the year	-	-	-	53	259	(89)	223
Total recognised income and expenses for the year	-	-	8.522	53	259	(89)	8.745

Share-based payment			130				130
Purchase of treasury shares		(16)	(4.819)				(4.835)
Sale of treasury shares		2	239				241
Reduction of the B share capital	(27)	27					-
Dividends			(2.221)				(2.221)

Balance at the end of the year	647	(26)	30.661	209	678	13	32.182

At the end of the year proposed dividends (declared in 2008) of DKK 2,795 million (4.50 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

Company Announcement no 2 / 2009	Page 25 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 7: Exchange rates for key currencies

DKK per 100	2008 average	YTD 2009 average	Current exchange rates
	exchange rates	exchange rates as of	as of 27 January 2009
		27 January 2009

USD	509	562	566

JPY	4.96	6.21	6.34

GBP	938	811	797

CNY	73	82	83

CAD	479	458	460

Company Announcement no 2 / 2009	Page 26 of 26
Financial statement for 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JANUARY 29, 2009	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer